Mail Stop 4561

January 14, 2010

Ihab Abu-Hakima
President and Chief Executive Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089

> **Re: Meru Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2009**
> **File No. 333-163859**

Dear Mr. Abu-Hakima:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   With respect to each third-party statement in your prospectus – such as the market data by Gartner, Inc. and IDC referenced on pages 2 and 63 – please provide us with the relevant portions of the industry research reports you cite. To expedite

our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

3.   We note disclosure in your Form S-1 that one of your geographic segments includes Europe, the Middle East and Africa. Iran, Syria and Sudan, countries encompassed by these regional references, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, affiliates, resellers, distributors or other direct or indirect arrangements. Your response should describe any products, components, services or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this respect, we note news releases indicating that several of your Middle Eastern partners, including Telematics Networking & Communications and Oftec, conduct business activities or operations in the above mentioned countries. Further, it appears that several members of your WINS Partner Program, including Dell, Honeywell and Hewlett-Packard, conduct business activities in Iran, Syria and Sudan. Please advise whether your partners utilize your technology, products or services in their operations in Iran, Syria or Sudan.

Inside Cover Page Graphics

4.   We will contact you separately regarding the gatefold graphics included in your prospectus.

Prospectus Summary

The Limitations of Legacy Wireless Networking Architectures, page 3

5.   Your filing contains several references to "latency-sensitive applications." Please briefly explain the meaning of this term, both here and the first time it appears in your business section.

Risk Factors

"Some of the components and technologies used in our products…," page 18

6.   You indicate that you rely on third-party licenses for certain technologies
        incorporated into your products, and that the termination of these licenses could
        have a material adverse effect on your business. It is unclear from the disclosure
        the degree to which you rely on licenses for the use of the third-party software.
        To the extent your business is materially dependent on any such licenses, the
        agreements and their material terms should be discussed. Please revise; or
        provide us with support for your conclusion that you are not materially dependent
        on these licenses. Further, please tell us what consideration you gave to filing any
        such license agreements as exhibits to your registration statement pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

"We rely on a third party for fulfillment of our customer orders…," page 19

7.   We note this risk factor, as well as your disclosure on page F-8, indicating that the
        failure of the company's third-party logistics provider to perform its warehousing
        and delivery services for the company could have a material adverse effect on
        your reputation and revenues. Please expand the discussion in your business
        section on page 74 to ensure that it provides a materially complete description of
        the terms of your arrangement with this logistics provider. In addition, tell us
        what consideration you gave to filing your agreements, if any, with this logistics
        provider as exhibits to your registration statement pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

"If we fail to comply with environmental requirements…," page 24

8.   You disclose that you have incurred costs to comply with laws relating to the use
        of certain hazardous materials in the manufacturing of your products, but it is not
        clear from the disclosure provided whether the effects and costs of compliance
        with environmental laws are material for Meru. In this regard, please tell us what
        consideration you gave to providing in your business disclosure the information
        called for by Item 101(c)(1)(xii) of Regulation S-K.

Information Regarding Forward-Looking Statements, page 30

9.   We note your statement that some of the information in the prospectus is based on
        industry publications and reports generated by third parties and that, while you
        believe such publications are reliable, you have not independently verified the
        third-party data. As you know, you are responsible for the entire content of the
        registration statement and should not include language that can be interpreted as a
        disclaimer of information contained in the filing. Please revise accordingly.

Mr. Ihab Abu-Hakima
Meru Networks, Inc.
January 14, 2010
Page 4

Use of Proceeds, page 31

10.   You state that you intend to use the net proceeds from the offering for "working
       capital and general corporate purposes, including further expansion of [y]our sales
       and marketing efforts, continued investments in research and development and for
       capital expenditures," and that you intend to hire additional personnel. We note
       further that you may also use a portion of the proceeds for acquisitions. Please
       revise to provide more meaningful and specific disclosure of the intended use of
       proceeds, for example with respect to any particular capital expenditures that you
       expect to make, as well as the approximate amounts intended to be used for each
       such purpose, to the extent known. See Item 504 of Regulation S-K.

Management's Discussion and Analysis

Overview, page 38

11.   Please tell us what consideration you gave to expanding your "Overview" to
       identify the quantitative and qualitative factors that your company's executives
       focus on in evaluating the financial condition and operating performance of your
       business on both a short-term and long-term basis. You may also wish to address
       the material risks and challenges facing the company and how management is
       dealing with these issues. We note in this regard that you have disclosed trends
       that you believe present opportunities for the company, as well as how
       management plans to capitalize on these opportunities. Refer to SEC Release 33-
       8350.

12.   Aside from the disclosures in your discussion of results of operations, please tell
       us how you considered including a discussion in your overview of how the
       establishment of vendor-specific objective evidence ("VSOE") of fair value for
       undelivered services has impacted, and is expected to impact, your revenues, costs
       of revenues and gross profit. Also, tell us how you considered adding disclosure
       to indicate what your revenue, costs of revenues and gross profit would look like
       had VSOE been established for all arrangements entered into prior to January 1,
       2009. Please also tell us what consideration you gave to noting the impact of the
       establishment of VSOE in 2008 and 2009 on your revenues elsewhere in the
       registration statement where you discuss the company's revenue growth over the
       past several years, for example, in the prospectus summary at the top of page 2.

Critical Accounting Policies

Stock-Based Compensation, page 43

13.   Please tell us your proposed IPO price, when you first initiated discussions with
       underwriters, and when the underwriters first communicated their estimated price
       range.

14.   Consider revising your disclosure to include the intrinsic value of all outstanding
        vested and unvested options based on the difference between the estimated IPO
        price and the exercise price of the options outstanding as of the most recent
        balance sheet date included in the registration statement. In view of the fair-
        value-based method of SFAS No. 123R, disclosures appropriate to fair value may
        be more applicable than disclosures appropriate to intrinsic value.

15.   We note from your disclosure on page 45 that your board of directors determined
        the valuation of your common stock at each grant date with input from
        management. For each of these valuations, tell us whether you also obtained
        contemporaneous valuations performed by an unrelated valuation specialist, as
        defined by the AICPA Practice Aid "Valuation of Privately-Held-Company
        Equity Securities Issued as Compensation," to assist in determining the fair value
        of your common stock at each grant date in the table presented.

16.   Please describe the objective evidence that supports your determination of the fair
        value of the underlying shares of common stock at each grant or issue date. This
        objective evidence could be based on valuation reports or on current cash sales
        transactions of the same or a similar security to a willing unrelated party other
        than under terms and conditions arising from a previous transaction. Where you
        have obtained a valuation from an unrelated specialist, tell us what level of
        assurance the specialist gave in the fair value assessment. In addition, describe
        the basis for any adjustments made in determining the fair value of the underlying
        shares of common stock, such as illiquidity discounts, minority discounts, etc.

17.   When you determine your estimated IPO price, discuss each significant factor
        contributing to the difference between the estimated IPO price and the fair value
        determined, either contemporaneously or retrospectively, as of the date of each
        grant and equity related issuance. This reconciliation should describe significant
        intervening events within the company and changes in assumptions, as well as the
        weighting and selection of valuation methodologies employed that explain the
        changes in the fair value of your common stock up to the filing of the registration
        statement.

18.   Tell us whether you granted any options subsequent to the most recent balance
        sheet date presented in the registration statement. If you have granted options
        after this date, please revise your disclosure to include the expected impact the
        additional option grants will have on your financial statements through the end of
        fiscal 2010. Additionally, continue to provide us with updates to the requested
        information for all equity related transactions subsequent to this request through
        the effective date of the registration statement.

19.   To the extent you relied upon a third-party valuation specialist, tell us how you
        considered disclosing the name of the specialist and including the expert's
        consent following Securities Act Rule 436(b) of Regulation C. See Question

141.02 of our Compliance and Disclosure Interpretations on Securities Act
Sections for additional guidance.

Results of Operations, page 50

20.   You disclose that the $12.7 million increase in total revenues from the first nine
       months of 2008 to the first nine months of 2009 "primarily reflected an increase
       in the recognition of revenues from invoiced products sold during the nine months
       ended September 30, 2009, which was the result of the establishment of VSOE
       for support services sold to distributors on April 1, 2008, and the establishment of
       VSOE for support services sold to VARs and customers on January 1, 2009."
       You also indicate that the $38.7 million increase in total revenues from fiscal
       2007 to fiscal 2008 was "primarily" attributable to the establishment of VSOE for
       support services sold to distributors on April 1, 2008. Please consider expanding
       your discussions of the revenue increases for these periods to quantify the amount
       of such increases that were attributable to the establishment of VSOE for certain
       support services on April 1, 2008, and, if applicable, on January 1, 2009.

Liquidity and Capital Resources, page 57

21.   Your disclosure in this section appears to be a mere recitation of changes and
       other information evident from the cash flow statements. Revise your disclosure
       to focus on the primary drivers of and other material factors necessary to an
       understanding of your cash flows and the indicative value of historical cash flows.
       In addition, where there has been material variability in historical cash flows, your
       discussion should focus on the underlying reasons for the changes, as well as on
       their reasonably likely impact on future cash flows. See SEC Release No. 33-
       8350, Section IV.B.

22.   We note from disclosure on page F-22 that as of December 31, 2008, you were in
       violation of one of the covenants under your working capital line of credit. Please
       tell us how you considered disclosing the nature of the covenant and the degree of
       non-compliance. Also, tell us how you considered disclosing the extent to which
       your debt covenants may impact your liquidity in the future. Lastly, tell us
       whether covenant violations under your working capital line of credit also impact
       compliance with the provisions of your term loan and security agreement.

Contractual Obligations, page 59

23.   In addition to the principal payments on your long-term debt, please tell us how
       you considered including the related interest payment obligations as a separate
       line item in your contractual obligations table.

Business, page 62

General

24.   You reference the seasonality of your business on page 9 in your risk factor discussion and on page 57 in your management's discussion and analysis. Please tell us what consideration you gave to discussing in your business disclosure the seasonal demand fluctuations you face, to the extent material. See Item 101(c)(1)(v) of Regulation S-K.

25.   Please state, for each of your last three fiscal years, the amount of your revenues and long-lived assets by geographic area, as required by Item 101(d)(1) of Regulation S-K. You may include a cross-reference to this information provided in Note 13 to your financial statements. We note, however, that Note 13 presents revenues attributed to the Americas generally; please clarify the portion of revenues that is attributed to the United States in particular, as your country of domicile. See Item 101(d)(1)(i)(A).

Management

Compensation Committee Interlocks and Insider Participation, page 79

26.   Please identify under this heading each person who served as a member of the compensation committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K. We note that you have disclosed elsewhere on this page that the compensation committee currently consists of Messrs. Mitsakos and Turenne.

Executive Compensation, page 80

General

27.   Please update the compensation tables and related disclosure to include information for Meru Networks' last completed fiscal year ended December 31, 2009, as required by Item 402 of Regulation S-K.

28.   Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3) of Regulation S-K. We note also that several of your current executive officers joined the company in 2009, and that you may identify additional named executive officers in connection with updating your executive compensation disclosure for your most recent fiscal year.

Certain Relationships and Related Party Transactions

Related Party Transaction Policy, page 89

29.   Your disclosure indicates that the company intends to adopt a formal policy for approving related party transactions, but that all of the related-person transactions described in your filing were entered into prior to the adoption of this policy. Please also discuss in this section the policies and procedures that your board of directors has historically applied when reviewing related party transactions. See Item 404(b)(1) and Instruction 1 to Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 91

30.   Once the selling stockholders are identified, please ensure that your filing describes the material transactions and relationships between Meru Networks and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold, or the securities overlying the shares to be resold, were issued should be described in materially complete terms. Please ensure that you disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the amount of securities received by them.

31.   With respect to each principal or selling stockholder that is an entity, please ensure that you disclose the individual or individuals who have or share voting and/or dispositive power with respect to the shares held by such entity. It appears in this regard that you have not identified such individual or individuals with respect to the shares held by the following stockholders: Vision Opportunity Master Fund, Ltd., entities affiliated with Tenaya Capital, and entities affiliated with CID Group. In addition, we note that footnotes 11, 13, 14 and 15 to the selling stockholder table each identify only one individual who shares voting and dispositive power with respect to the referenced shares; any other individuals who share voting and/or dispositive power with respect to the referenced shares should also be identified. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue recognition, page F-13

32.   We note your disclosure that VSOE of fair value for support services is established when the support services are sold separately. Please describe, in

detail, your methodology for establishing VSOE for your support services for sales to your distributors (after April 1, 2008), and your channel partners and end customers (after January 1, 2009), as well as the one channel partner you established VSOE of support services for in 2007. Additionally, describe your methodology for establishing VSOE for your support services where the term of the support period is greater than one year. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

33.   We note your disclosure on page 43 that "[y]our ability to establish VSOE for the different elements of [y]our sales arrangements has changed over time depending on the party and the time at which the sale occurred." Please clarify how your ability to establish VSOE for the different elements changed over time based on the party involved. Additionally, as it relates to the different elements in your multiple element arrangements, including any additional software programs, professional services or training services as noted in your disclosure on page 39, please explain your methodology for establishing VSOE of fair value for these elements.

Note 9. Stock Plan

Determining Fair Value of Stock Options, page F-31

34.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

- the nature and type of stock option or other equity related transaction;
- the date of grant/issuance;
- description/name of option or equity holder;
- the reason for the grant or equity related issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- the amount and timing of expense recognition; and

- indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

    Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

35.   We note that the expected volatility assumed in your valuations of stock options is based on historical stock volatilities of several of your publicly listed peers over a period equal to the expected terms of the options, and that such expected volatility was determined to be 62.2% for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009. Please explain in further detail how you derived a consistent expected volatility of 62.2% for each of these periods.

Exhibits

36.   You disclose on page 15 that you rely significantly on your channel partners, including VARs and distributors, and that the loss of one or more of your significant channel partners could "materially and adversely harm [y]our operating results." In addition, you disclose on page 41 that sales through each of Westcon Group, Inc. and Catalyst Telecom, Inc. accounted for at least 10% of revenues for fiscal year 2008 and the nine months ended September 30, 2009. Please file your distribution agreements or similar contracts, if any, with Westcon Group and Catalyst Telecom; or provide us with an analysis as to why you have determined that any agreements you have with these distributors do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, please ensure that your prospectus contains a materially-complete description of the terms of your agreement or other arrangement with each of these significant channel partners.

***

    As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (650) 233-4545
        Stanley F. Pierson, Esq.
        James J. Masetti, Esq.
        Heidi E. Mayon, Esq.
        Pillsbury Winthrop Shaw Pittman LLP